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SEC 1147   Potential persons who are to respond to the collection of
(9-00)     information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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                    UNITED STATES                                -------------------------------
          SECURITIES AND EXCHANGE COMMISSION                              OMB APPROVAL
                Washington, D.C. 20549                           -------------------------------
                                                                 OMB Number:         3235-0101
                       FORM 144                                  -------------------------------
                                                                 Expires:      August 31, 2003
        NOTICE OF PROPOSED SALE OF SECURITIES                    -------------------------------
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933            Estimated average burden
                                                                 hours per response.........2.0
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                                                                          SEC USE ONLY
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                                                                 DOCUMENT SEQUENCE NO.
                                                                 -------------------------------
                                                                 CUSIP NUMBER
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                                                                 WORK LOCATION
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ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

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
1 (a)  NAME OF ISSUER (Please type or print)                            (b) IRS IDENT. NO.    (c) S.E.C. FILE NO.
  Lionbridge Technologies, Inc.                                          04-3398462            000-26933
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1 (d) ADDRESS OF ISSUER         STREET             CITY              STATE          ZIP CODE       (e) TELEPHONE NO.
                                950 Winter Street  Waltham           MA             02451          --------------------------------
                                                                                                   Area Code         Number
                                                                                                   781               434-6000
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2 (a) NAME OF PERSON FOR WHOSE ACCOUNT   (b) IRS IDENT. NO.  (c) RELATIONSHIP TO ISSUER  (d) ADDRESS    STREET CITY  STATE  ZIP CODE
THE SECURITIES ARE TO BE SOLD                13-3870355           Stockholder            1585 Broadway         NY    NY     10036
Morgan Stanley Venture Investors Annex,
L.P.
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
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3 (a) Title of  (b) Name and Address  SEC USE ONLY  (c) Number of     (d) Aggregate (e) Number of  (f) Approximate  (g) Name of Each
the Class of    of Each Broker        ------------- Shares or Other   Market Value  Shares or      Date of          Securities
Securities      Through whom the      Broker-Dealer Units To Be Sold  (See instr.   Other Units    Sale (See        Exchange
To Be Sold      Securities are to     File Number   (See instr. 3(c)) 3(d))         Outstanding    instr. 3(f))     (See instr.
                be Offered or Each                                                  (See instr.    (MO. DAY YR.)     3(g))
                Market Maker who is                                                 3(e))
                Acquiring the
                Securities
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Common Stock    Morgan Stanley & Co.                 A maximum of      (as of        (as of        9/04/03          NASDAQ
                Incorporated                         4,876             8/29/03)      8/13/03)
                1585 Broadway                                          $41,202       44,260,777
                New York, NY 10036
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INSTRUCTIONS:
1.    (a)  Name of issuer                                       3. (a)  Title of the class of securities to be sold
      (b)  Issuer's I.R.S. Identification Number                   (b)  Name and address of each broker through
      (c)  Issuer's S.E.C. file number, if any                          whom the securities are intended to be
      (d)  Issuer's address, including zip code                         sold
      (e)  Issuer's telephone number, including area code          (c)  Number of shares or other units to be
                                                                        sold (if debt securities, give the
                                                                        aggregate face amount)
                                                                   (d)  Aggregate market value of the securities
                                                                        to be sold as of a specified date within
                                                                        10 days prior to the filing of this
                                                                        notice
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2    (a)  Name of person for whose account the                     (e)  Number of shares or other units of the
          securities are to be sold                                     class outstanding, or if debt securities
     (b)  Such person's I.R.S. identification number,                   the face amount thereof outstanding, as
          if such person is an entity                                   shown by the most recent report or
     (c)  Such person's relationship to the issuer                      statement published by the issuer
          (e.g., officer, director, 10% stockholder,               (f)  Approximate date on which the securities
          or member of immediate family of any of                       are to be sold
          the foregoing)                                           (g)  Name of each securities exchange, if
     (d)  Such person's address, including zip code                     any, on which the securities are
                                                                        intended to be sold


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                                                  TABLE 1 -- SECURITIES TO BE SOLD

 Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
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                                                  Name of Person
                             Nature of          from Whom Acquired
Title of the   Date you     Acquisition         (If gift, also give         Amount of
    Class      Acquired     Transaction         date donor acquired)   Securities Acquired    Date of Payment     Nature of Payment
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Common Stock    8/1/02    A Warrant to          Issuer                       4,876                  8/1/02        The Warrant was
                          purchase Common                                                                         issued in con-
                          Stock of the Issuer                                                                     nection with the
                          was issued directly                                                                     filer's agreement
                          to the filer by the                                                                     to extend the term
                          Issuer on 8/1/02,                                                                       of two notes dated
                          and subsequently                                                                        as of March 9,
                          exercised on 9/2/03                                                                     1999 issued by
                                                                                                                  the Issuer and
                                                                                                                  Lionbridge
                                                                                                                  Technologies
                                                                                                                  Holdings, B.V.
                                                                                                                  respectively, in
                                                                                                                  favor of the
                                                                                                                  filer.
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INSTRUCTIONS:
     1.   If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

     2.   If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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                                        TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

                              Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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Name and Address of Seller         Title of Securities Sold       Date of Sale      Amount of Securities Sold        Gross Proceeds
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                                   None
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INSTRUCTIONS:                                             ATTENTION:
See the definition of "person" in paragraph               The person for whose account the securities
(a) of Rule 144. Information is to be given               to which this notice relates are to be sold
not only as to the person for whose account               hereby represents by signing this notice that
the securities are to be sold but also as to              he does not know any material adverse
all other persons included in that                        information in regard to the current and
definition. In addition, information shall be             prospective operations of the Issuer of the
given as to sales by all persons whose sales              securities to be sold which has not been
are required by paragraph (e) of Rule 144 to              publicly disclosed.
be aggregated with sales for the account of
the person filing this notice.


                                                          MORGAN STANLEY VENTURE INVESTORS ANNEX, L.P.
                                                          By:  Morgan Stanley Venture Partners II, L.P.,
                                                               as General Partner
                                                          By:  Morgan Stanley Venture Capital II, Inc.,
                                                               as Managing General Partner

               September 4, 2003                          /s/ Kenneth F. Clifford
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               DATE OF NOTICE                             NAME:  KENNETH F. CLIFFORD
                                                          TITLE: MANAGING DIRECTOR

                              The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
                               Any copies not manually signed shall bear typed or printed signatures.

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       ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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